DEFINED STRATEGY FUND INC.

FILE # 811-21621

ATTACHMENT 77C - Submission of matters to a vote of security holders

During the six-month period ended March 31, 2008, the shareholders of Defined Strategy Fund Inc. voted on the following proposal. On November 13, 2007, a special stockholders’ meeting was adjourned with respect to the proposal until December 21, 2007, at which time it was approved. A description of the proposal and number of shares voted are as follows:

Shares Voted

Shares Voted

Shares Voted

For

Against

Abstain

To approve a new subadvisory agreement

1,776,262

686,004

33,458

between IQ Investment Advisors LLC and

Nuveen HydePark Group, LLC.